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FORM 3                                                  OMB APPROVAL
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                                                  OMB Number        3235-0104
                                                  Expires: September 30, 1998
                                                  Estimated Average burden
                                                  hours per response....  0.5
                                                  ---------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


(Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

     HEARST COMMUNICATIONS, INC.
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   (Last)                            (First)              (Middle)

     959 EIGHTH AVENUE
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                                    (Street)

     NEW YORK                          NY                   10019
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      (City)                         (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

     2/5/01
________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person (Voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     iVILLAGE INC. (NASD: IVIL)
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                             [X]  10% Owner
     [ ]  Officer (give title)                 [ ]  Other


________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form filed by One Reporting Person

     [ ]  Form filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                              3. Ownership Form:
                                                   2. Amount of Securities       Direct (D) or
1. Title of Security                                  Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial
   (Instr. 4)                                         (Instr. 4)                 (Instr. 5)            Ownership (Instr. 5)
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

COMMON STOCK, $0.01 PAR VALUE PER SHARE (1)               9,324,000                     D
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                                                                                                                              (Over)

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see
  Instruction 5(b)(v).

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FORM 3 (continued)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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


                                                    3. Title and Amount of
                                                       Securities Underlying                       5. Ownership
                         2. Date Exercisable           Derivative Security                            Form of
                            and Expiration Date        (Instr. 4)                  4. Conversion      Derivative      6. Nature of
                            (Month/Day/Year)        ---------------------------       or Exercise     Security:          Indirect
                         -----------------------                      Amount or       Price of        Direct (D) or      Beneficial
1. Title of Derivative   Date         Expiration                      Number of       Derivative      Indirect (I)       Ownership
   Security (Instr. 4)   Exercisable  Date          Title             Shares          Security        (Instr. 5)         (Instr. 5)
-----------------------------------------------------------------------------------------------------------------------------------
WARRANT TO PURCHASE        (3)        12/31/04      COMMON STOCK,     2,100,000       $0.01 PER            D
  COMMON STOCK (2)                                  PAR VALUE                         SHARE OF
                                                    $0.01 PER SHARE                   COMMON STOCK
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RIGHT TO RECEIVE                                    COMMON STOCK,     6,947,615                            D
  COMMON STOCK (4)                                  PAR VALUE
                                                    $0.01 PER SHARE
===================================================================================================================================

Explanation of Responses:


 (1) Pursuant to a Securities Purchase Agreement (the "Securities Purchase Agreement"), dated as of February 5, 2001, by and between the Issuer and the Reporting Person, the Issuer agreed to issue and sell, and the Reporting Person agreed to purchase, 9,324,000 shares of Issuer's Common Stock, par value $0.01 per share, at the closing of the merger (the "Merger"), contemplated by the Agreement and Plan of Merger (the "Merger Agreement"), dated February 5, 2001, by and among the Issuer, Stanhope Acquisition Sub, LLC, a wholly-owned subsidiary of Issuer, and Women.com Networks, Inc. ("WNI"). The purchase of the 9,324,000 shares of Issuer's Common Stock by the Reporting Person is subject to satisfaction of certain conditions to closing, including, without limitation, the Merger becoming effective, requisite shareholder, governmental and regulatory consents and approvals. The actual number of shares to be acquired by the Reporting Person may be less than 9,324,000 as such number will be reduced, on a one-for-one basis, by the number of shares of Common Stock acquired by the shareholders of WNI pursuant to a registered rights offering (the "Rights Offering"), to be conducted by the Issuer in connection with the Merger.

 (2) Pursuant to the Securities Purchase Agreement, the Issuer agreed to issue and sell, and the Reporting Person agreed to purchase, a warrant (the "Warrant"), to purchase 2,100,000 shares of Issuer's Common Stock. Purchase of the Warrant is subject to satisfaction of certain conditions, including, without limitation, the Merger becoming effective, requisite shareholder, governmental and regulatory consents and approvals. The actual number of shares of Common Stock to be acquired upon exercise of the Warrant will be reduced, on a one-for-one basis, by the number of warrant shares acquired by shareholders of WNI in the Rights Offering.

 (3) The Warrant may be exercised at any time after its execution and delivery until the expiration date, but only if the average closing price of the Common Stock at the time of exercise exceeds $3.75 (as adjusted for stock splits, stock dividends, or other adjustments to the Common Stock).

 (4) As of February 5, 2001, the Reporting Person owned 21,576,447 shares of WNI common stock, par value $0.001 per share, which at the effective time of the Merger will be cancelled and converted into 6,947,615 shares of Common Stock pursuant to the terms and subject to the conditions set forth in the Merger Agreement.


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HEARST COMMUNICATIONS, INC.

 By: /s/ James M. Asher
     -----------------------------------
     Name: James M. Asher
     Title: Senior Vice President





** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.


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